ISSUER FREE WRITING PROSPECTUS FILED Pursuant to Rule 433 Registration Statement No. 333-263376 Dated October 31, 2022

ETRACS IFED Invest with the Fed TR Index ETN

This document provides a summary of the terms of the UBS AG ETRACS IFED Invest with the Fed TR Index ETN due September 15, 2061 (the “securities” or the “ETNs”). Investors should carefully review the accompanying preliminary pricing supplement for the securities, the accompanying product supplement and the accompanying prospectus, as well as the “Risk Considerations” section below, before making an investment decision.

Issuer	UBS AG (London Branch)
Series	Medium-Term Notes, Series B
CUSIP	90278V768
Primary Exchange	NYSE Arca
Initial Trade Date	September 14, 2021
Maturity Date	September 15, 2061
Stated Principal Amount	$25.00 per Security. If the Securities undergo a split or reverse split, the Stated Principal Amount will be adjusted accordingly
Annual Tracking Fee Rate	0.45%, accrued on a daily basis
Underlying Index	IFED Large-Cap US Equity Total Return Index
Underlying Index Ticker	IFEDLT
Index Sponsor	Economic Index Associates, LLC
Index Calculation Agent	Indxx LLC
IFED Prospectus Supplement	https://www.sec.gov/Archives/edgar/data/1114446/000156459021048073/ubsag-424b3.htm

UBS AG has filed a registration statement (including a prospectus, as supplemented by the prospectus supplements and prospectus addenda listed below) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, we will arrange to send you the prospectus if you request it by calling 1-877-387-2275.

The notes are part of the Medium-Term Notes, Series B, program of UBS AG. The documents should be read in conjunction with the following:

Prospectus addendum dated June 3, 2022

Prospectus supplement dated September 15, 2021

Prospectus supplement dated September 14, 2021

Prospectus dated May 27, 2022

The document does not provide all of the information that an investor should consider prior to making an investment decision.  You should not invest in the ETNs without reading the accompanying and related documents for a more detailed description of the index, the terms of the notes and certain risks.

Key Considerations

Selected Risk Considerations

An investment in the ETNs involves risks. Selected risks are summarized here, but we urge you to read the more detailed explanation of risks described in the "Risk Factors" section of the prospectus supplement for the ETNs (the "IFED Prospectus"). Capitalized terms used below but not defined herein shall have the meanings attributed to them in the IFED Prospectus.

You may lose all or a substantial portion of your investment - The ETNs do not guarantee any return on your initial investment and are fully exposed to any decline in the level of the Index. The negative effect of the Daily Tracking Fee and, in the case of early redemption at your option, the Redemption Fee Amount, will reduce your final payment. If the increase in the level of the Index (as measured by the Index Closing Level at the end of the applicable Measurement Period or on the Redemption Valuation Date, as applicable, as compared to the initial Index Closing Level (or the Index level at the time you purchase the ETNs, as applicable)) is insufficient to offset the negative effect of the Daily Tracking Fee and, in the case of early redemption at your option, the Redemption Fee Amount, or if the final Index Closing Level is less than the initial Index Closing Level (or the Index level at the time you purchase the ETNs, as applicable), you may lose all or a substantial portion of your investment at maturity or call, or upon early redemption.

The ETNs are not suitable for all investors. In particular, the ETNs should be purchased only by investors who are willing to actively and continuously monitor their investment, and who understand how path dependence affects the value of the ETNs. - The ETNs require an understanding of path dependence of investment results and are intended to be used as part of an overall diversified portfolio. The ETNs are fully exposed to any decline in the level of the Index, and your payment at maturity or call, or upon early redemption, is linked to the performance of the Index. The Daily Tracking Fee also takes into account the performance of the Index, as measured by the Closing Indicative Value and Index Factor, and the absolute level of the Daily Tracking Fee is dependent on the path taken by the Index to arrive at its ending level on any date of determination.

Market risk - The return on the ETNs, which may be positive or negative, is linked to the return on the Index as measured by the Index Factor, and which, in turn, is affected by a variety of market and economic factors, interest rates in the markets and economic, financial, political, regulatory, judicial or other events (including the outbreak of contagious or pandemic diseases, such as the recent coronavirus (COVID-19)).

Credit of issuer - The ETNs are senior unsecured debt obligations of the issuer, UBS, and are not, either directly or indirectly, an obligation of or guaranteed by any third party. Any payment to be made on the ETNs, depends on the ability of UBS to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of UBS will affect the market value, if any, of the ETNs prior to maturity, early redemption or call. In addition, in the event UBS were to default on its obligations, you may not receive any amounts owed to you under the terms of the ETNs. The ETNs do not benefit from any co-obligation of UBS Switzerland AG.

We have potential conflicts - We and our affiliates play a variety of roles in connection with the issuance of the ETNs, including acting as Security Calculation Agent. As determinations by the Security Calculation Agent may adversely affect the market value of the ETNs, the Security Calculation Agent may have a conflict of interest if it needs to make any such determination.

You will not receive any coupon payment - You will not receive any coupon payment on the ETNs.

There may not be an active trading market for the ETNs - Although the ETNs are listed on NYSE Arca, there may not be an active trading market for the ETNs. Certain affiliates of UBS may engage in limited purchase and resale transactions in the ETNs, although they are not required to and may stop at any time. We are not required to maintain any listing of the ETNs on NYSE Arca or any other exchange. In addition, we are not obliged to, and may not, sell the full aggregate principal amount of the ETNs set forth on the cover of the IFED Prospectus. We may issue and sell additional ETNs from time to time and we may suspend, slow or cease sales of the ETNs at any time, at our discretion. Therefore, the liquidity of the ETNs may be limited.

Conditions to early redemption - You must satisfy the requirements described in the IFED Prospectus for your redemption request to be considered, including the minimum redemption amount of at least 50,000 ETNs, unless we determine otherwise or your broker or other financial intermediary bundles your ETNs for redemption with those of other investors to reach this minimum requirement for redemption. In addition, the payment you receive upon early redemption will be reduced by the Redemption Fee Amount. While UBS reserves the right to waive the minimum redemption amount or the

The document does not provide all of the information that an investor should consider prior to making an investment decision.  You should not invest in the ETNs without reading the accompanying and related documents for a more detailed description of the index, the terms of the notes and certain risks.

Redemption Fee Amount from time-to-time in its sole discretion, there can be no assurance that UBS will choose to waive any redemption requirements or fees or that any holder of the ETNs will benefit from UBS’s election to do so.

Your redemption election is irrevocable - You will not know the Redemption Amount at the time you elect to request to redeem your ETNs and you will not be able to rescind your election to redeem your ETNs after we receive your redemption notice. Accordingly, you will be exposed to market risk in the event market conditions change after we receive your offer and the Redemption Amount is determined on the Redemption Valuation Date.

Potential adverse tax treatment - The tax treatment of the ETNs is uncertain and you may be subject to adverse U.S. tax consequences in respect of your ownership of the ETNs. You should consult your own tax advisor about your own tax situation.

Reinvestment of Notional Distributions of Index Constituent Securities - The Index accounts for cash dividends and distributions by the Index Constituent Securities by reinvesting such amounts in the Index after market close on the applicable ex- dividend or ex-distribution date.

UBS Call Right - We may elect to redeem all issued and outstanding ETNs at any time. If we exercise our Call Right, the Call Settlement Amount may be less than the payment you would have otherwise been entitled to at maturity. In addition, you may have to invest your proceeds in a lower-return investment.

The document does not provide all of the information that an investor should consider prior to making an investment decision.  You should not invest in the ETNs without reading the accompanying and related documents for a more detailed description of the index, the terms of the notes and certain risks.